United States securities and exchange commission logo





                                 August 3, 2023

       Vivien Weiwei Wang
       Chief Financial Officer
       iHuman Inc.
       Floor 8, Building B
       No. 1 Wangjing East Road
       Chaoyang District, Beijing 100102
       People   s Republic of China

                                                        Re: iHuman Inc.
                                                            Form 20-F for
Fiscal Year Ended December 31, 2022
                                                            Filed April 25,
2023
                                                            File No. 001-39591

       Dear Vivien Weiwei Wang:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Year Ended December 31, 2022

       Item 3. Key Information
       Cash Flows through Our Organization, page 4

   1. We note your disclosure quantifying your cash transfers in 2020, 2021 and 2022. In future filings, where
you discuss the transfers to your subsidiaries, please revise to quantify the amounts
transferred to each of Hongen Investment and Hongen EduTech.
                                                        Where you discuss the
transfers between your WFOEs and the VIE, similarly distinguish between each of your
two mainland China subsidiaries. Please tell us what your
                                                        disclosure will look
like.
   2. In future filings, please revise here and in the risk factors to state that, to the extent cash and/or assets in the
business are in Hong Kong/China or a Hong Kong/China entity, the
 Vivien Weiwei Wang
FirstName  LastNameVivien Weiwei Wang
iHuman Inc.
Comapany
August     NameiHuman Inc.
       3, 2023
August
Page 2 3, 2023 Page 2
FirstName LastName
         funds and/or assets may not be available to fund operations or for other use outside of
         Hong Kong or China due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash and/or assets. Provide cross-references to this discussion in the risk factors section.
         Please tell us what your disclosure will look like.
Permissions Required from the PRC Authorities for Our Operations, page 6

3. In future filings, in each instance where you refer to "permissions," expand your discussion to also address "approvals." With respect to all permissions or approvals discussed in this section, state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied.
         Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Please tell us what your disclosure will look like.
4. In addition to your discussion of the Trial Measures and CAC, in future filings, please revise to disclose any additional permission or approval that you, your subsidiaries, or the
         VIEs are required to obtain from Chinese authorities to offer securities in future offerings or operate your business, and particularly expand your disclosure to address the PRC
         Ministry of Education and the Alleviating Burden Opinion that you discuss in your risk factors on page 19.

         In connection therewith, we also note your disclosure that you "have not been involved in any formal investigations on cybersecurity review made by the CAC, nor have we received any notice or inquiry from relevant competent authorities requiring us to apply for cybersecurity review." State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the Cyberspace Administration of China
(CAC) or any
         other governmental agency (including the Ministry of Education) that is required to
         approve the VIE   s operations. Please tell us what your disclosure
will look like.
Our Holding Company Structure and Contractual Arrangements with the VIE and Its Shareholders, page 10

5. We note your disclosure that "iHuman Inc. is not a Chinese operating company but a
         Cayman Islands holding company with no equity ownership in the VIE," as well as your discussion of "the VIE with which we have maintained contractual arrangements." In future filings, please disclose that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Where you disclose that
         "[i]nvestors in our ADSs are not purchasing equity interest in the VIE
.. . . ," also clarify
         that investors may never hold equity interests in the Chinese operating company. State that "[t]he PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our ADSs may decline
 Vivien Weiwei Wang
FirstName  LastNameVivien Weiwei Wang
iHuman Inc.
Comapany
August     NameiHuman Inc.
       3, 2023
August
Page 3 3, 2023 Page 3
FirstName LastName
         significantly in value," as you do on page 16, and revise to also disclose that such ADSs may become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure. Last, please revise the order of your sub-section under Item 3 so that this discussion is the first sub-section discussed in your Item 3 disclosure. Please tell us what your disclosure will look like.
6. We note your disclosure that "[a] series of contractual agreements, including powers of attorneys, exclusive call option agreement, exclusive management services and business cooperation agreement, and equity interest pledge agreement have been entered into by and among our subsidiaries, the VIE and its shareholders," as well as your cross-reference to the more detailed discussion of such arrangements in your Item 4 section. In future filings, please also describe all such contracts here. Please tell us what your disclosure will look like.
The Holding Foreign Companies Accountable Act, page 12

7. In future filings, please disclose the location of your auditor's headquarters, and where you discuss the Holding Foreign Companies Accountable Act throughout your disclosure, update to clarify that such act was amended by the Consolidated Appropriations Act,
         2023. Please tell us what your disclosure will look like.
D. Risk Factors
Summary of Risk Factors
Risks Related to Doing Business in China, page 16

8. In future filings, in your summary of risk factors, revise to specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale.
         Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Last, include individual, specific cross-references here and in your summary risk factor section entitled "Risks Related to Our Corporate
         Structure" to the more detailed discussion of these risks that follows in this section. Please tell us what your disclosure will look like.
"Our business generates and processes data in the ordinary course, and we are required to comply with PRC and . . . ", page 23

9. We note your disclosure that "[a]s of the date of this annual report, we have not been
 Vivien Weiwei Wang
iHuman Inc.
August 3, 2023
Page 4
         informed that we are a critical information infrastructure operator by any government authorities" and that "it is uncertain whether we would be deemed to be a critical information infrastructure operator under laws and regulations of mainland China." In future filings, please revise to disclose to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. Please tell us what your disclosure will look like.
"Significant oversight and discretion by PRC government over our business operation could result in a material adverse change . . . ", page 43

10. We note your disclosure that "[t]he PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations." In future filings, please describe any material impact that intervention or control by the PRC government has or may have on your business or on the value of your securities. We remind you that, pursuant to federal securities rules,
the term    control
         (including the terms    controlling,       controlled by,    and
under common control with   )
         means    the possession, direct or indirect, of the power to direct or cause the direction of
         the management and policies of a person, whether through the ownership of voting
         securities, by contract, or otherwise.    Please tell us what your
disclosure will look like.
"You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China . . . ", page 44

11. We note your disclosure that "most of our directors and senior executive officers reside within China for a significant portion of the time and most of them are PRC nationals." In future filings, please identify the relevant individuals, and to the extent that one or more of your directors or members of senior management is based in Hong Kong, please also state that is the case and identify them. Additionally, please include a separate "Enforceability"
         section that addresses whether or not investors may bring actions under the civil liability provisions of the U.S. federal securities laws against you, your officers or directors who are residents of a foreign country, and whether investors may enforce these civil liability provisions when your assets, officers, and directors are located outside of the United
         States. Please tell us what your disclosure will look like.
Item 4. Information About The Company
B. Business Overview, page 60

12. You disclose that you rely on certain key operating metrics including monthly average users (MAUs), average MAUs, average total MAUs, and the number of paying users to evaluate the performance of your business and to formulate your business plan. Please disclose how the management uses these operating metrics in managing or monitoring the
FirstName LastNameVivien Weiwei Wang
       performance of the business, and why these metrics provide useful information to
Comapany    NameiHuman
       investors. Also, tellInc.
                              us and disclose if these metrics constitute key
performance indicators
       (KPIs) used  by
August 3, 2023 Page 4  the  management.    Refer to Staff Release 33-10751.
FirstName LastName
 Vivien Weiwei Wang
FirstName  LastNameVivien Weiwei Wang
iHuman Inc.
Comapany
August     NameiHuman Inc.
       3, 2023
August
Page 5 3, 2023 Page 5
FirstName LastName
C. Organizational Structure
Contractual Arrangements with the VIE and Its Shareholders, page 94

13. We note your disclosure that "our Company has the power to direct the activities of the
         VIE that most significantly impact its economic performance" and "also has the ability and obligation to absorb substantially all of the profits and all the expected losses of the
         VIE that potentially could be significant to the VIE." Revise to clarify that you have the power to direct such activities and receive such benefits of the VIE to the extent that you have satisfied the conditions for consolidation of the VIE under U.S. GAAP, as you state when you are describing your position as the primary beneficiary of the VIE. Make conforming changes in your risk factor on page 36.
Item 5. Operating and Financial Review and Prospects
Key Factors Affecting Our Results of Operations
Our Ability to Increase Average Spending of Paying Users, page 97

14. Please disclose how you calculate or determine average revenue per paying user for your products. Discuss the reasons why this metric provides useful information to investors and include a statement indicating how the management uses the metric in managing or monitoring the performance of the business. Also, explain whether this metric is considered a KPI and how it correlates to revenue growth. Refer to Staff Release 33-
         10751.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 142

15. We note your statement that you reviewed your register of members and public filings made by its shareholders, in connection with your required submission under paragraph
         (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs
         (b)(2) and (3).
16.      We note that your disclosures pursuant to Items 16I(b)(2), (b)(3),
(b)(4), and (b)(5) are
         provided for    iHuman Inc.    or    the company    as well as    the
VIE and VIE   s
         subsidiaries.    We also note that your list of subsidiaries in
Exhibit 8.1 appears to indicate
         that you have subsidiaries in Hong Kong and China that are not included in your VIEs.
         Please note that Item 16I(b) requires that you provide disclosures for yourself and all of your consolidated foreign operating entities.

                With respect to (b)(2), please supplementally clarify the jurisdictions in which your material consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating
 Vivien Weiwei Wang
iHuman Inc.
August 3, 2023
Page 6
              entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

                With respect to (b)(3), (b)(4), and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.
17. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For
         instance, please tell us how the board members    current or prior
memberships on, or
         affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Robert Shapiro at 202-551-3273 or Stephen Kim at 202-551-3291 if
you have questions regarding comments on the financial statements and related matters. Contact
Kyle Wiley at 202-344-5791 or Christopher Dunham at 202-551-3783 If you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year. Please contact Brian Fetterolf at 202-551-6613 or Dieter King at
202-551-8071 with any other questions.



FirstName LastNameVivien Weiwei Wang                            Sincerely,
Comapany NameiHuman Inc.
                                                                Division of
Corporation Finance
August 3, 2023 Page 6                                           Office of Trade
& Services
FirstName LastName